Exhibit 99.1

CONSOLIDATED FOURTH QUARTER 2017

AND 2017 FULL YEAR RESULTS

Santiago, Chile, March 27th , 2018 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the main producer and exporter of Chilean wine, announced today consolidated financial results, stated under IFRS, for the fourth quarter 2017 ended December 31st, 2017.

Consolidated figures of the following analysis are expressed in Chilean Pesos, and according to the rules and instructions of the Chilean Commission for the Financial Market or CMF (former SVS), which are in accordance with IFRS. For a better understanding of results, we also disclose some variations on a constant currency basis, i.e. figures for the fourth quarter and twelve months of 2016 translated into Chilean pesos, using the exchange rate recorded in our results as of the same period of 2017.

In 2016 and 2017, the Company recorded several expenses and costs related to the Company´s internal restructuring process, as well as extraordinary income and gains. For these reasons, we also present, in comparative form, the information of the results excluding or isolating - just for the purposes of a better analysis, the aforementioned items (Non-recurring items or NRI). Thus, throughout this press release every reference to “Adjusted” information, should be understood that it does not correspond to the reported one, but to the one in which the referred costs, expenses and extraordinary income have been isolated.

4Q17 Highlights

•	Net profit up 41.2% to Ch$19,592 million. Excluding non-recurring items (NRI), net profit up 29.6%.
•	Consolidated revenue up 3.6% on a reported basis, and 5.6%, on a constant currency basis.
•	Operating profit up 18.8% to Ch$22,371 million. Operating margin increased 150 basis points (bp). Excluding NRI, Adjusted operating profit increased 10.9% to Ch$21,608 million.
•	VCT Chile and Fetzer Vineyards showed a recovery in their operating profit, increasing their contribution to the consolidated operating profit.

CEO Comments

We are very pleased to report results for the fourth quarter with growth and margin accretion for operating profit, EBITDA and net profit. These results present the evolution to what is our vision and strategic program for the next five years. A strategy that seeks sustained growth in value and a recovery in the profitability of our business.

This quarter, we highlight the operating profit improvement and margin accretion of VCT Chile (domestic market in Chile) and that attained by the US subsidiary, Fetzer Vineyards. This is a trend change in the progress towards the profitability objectives set for these businesses to 2022. Enabling factors of this result in Chile were bottled wine sales growth of 7.9% in value, driven by an increase in prices and volume growth of Premium wine, mainly Casillero del Diablo Reserva and its higher price labels, such as Reserva Privada. And in the US, Fetzer’s drivers were a 7.9% volume increase in domestic wine and higher prices with a strong performance of its key brands Bonterra and 1000 Stories.

The restructuring process we have carried out in 2017 has already begun to generate efficiencies. In the quarter efficiencies at the operational level and cost savings, turned into lower costs of sales and SG&A as a percentage of sales (down 100 bp and 90 bp, respectively). Excluding incremental extraordinary expenses related to the restructuring process, COGS and SG&A to sales decreased 120 and 130 basis points, respectively. These first results are positive and according to our estimates, the restructuring process is expected to drive permanent savings of around Ch$18,000 million per year.

Fourth quarter consolidated sales increased 3.6% to Ch$189,837 million and operating margin was 11.8%, 150 bp above the figure in 4Q16, amid a scenario of higher wine costs. Adjusting for NRI, the operating margin increased 70 bp, reaching 11.4%. These results were achieved through price increases and a better mix, as the company has sought a positioning aligned with a new cost scenario. It is important to note that this is consistent with our medium term goals, where the focus of the new commercial vision is on the growth of Premium categories, prioritizing brands and repositioning of our products towards higher price points.

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Fourth Quarter 2017 Results

1.	Revenue

Revenue totaled Ch$189,837 million, increasing 3.6% YoY on a reported basis and increasing 5.6% on a constant currency basis. Revenue growth is the result of a higher average price and mix improvement, in line with the new commercial strategy in place, with a higher focus on Premium category. Furthermore, sales grew in the domestic Chilean market, in export markets, in Fetzer Vineyards and in the New Business category.

Sales (1) (Ch$ million)		4Q17	4Q16	Chg (%)	12M17	12M16	Chg (%)
Export Markets (2)		124,314	120,920	2.8%	418,303	432,953	-3.4%
Chile Domestic Market - Wine		19,905	18,974	4.9%	75,696	71,334	6.1%
Argentina Domestic Market		2,291	2,435	-5.9%	9,477	7,562	25.3%
Argentina Exports (3)		2,962	4,099	-27.7%	15,387	20,057	-23.3%
USA Domestic Market		20,220	19,080	6.0%	62,035	62,321	-0.5%
USA Exports (3)		1,719	1,536	11.9%	6,194	5,638	9.9%
Wine Operating Segment		171,411	167,043	2.6%	587,092	599,865	-2.1%
New Business (4)		14,404	13,732	4.9%	45,608	51,070	-10.7%
Other Revenues		4,021	2,426	65.8%	11,084	7,513	47.5%
Other Operating Segment		18,425	16,158	14.0%	56,692	58,583	-3.2%
Total Sales		189,837	183,200	3.6%	643,785	658,448	-2.2%

Volume (1) (thousand liters)		4Q17	4Q16	Chg (%)	12M17	12M16	Chg (%)
Export Markets (2)		64,447	62,124	3.7%	214,810	219,106	-2.0%
Chile Domestic Market - Wine		15,443	18,000	-14.2%	65,713	70,711	-7.1%
Argentina Domestic Market		1,674	2,101	-20.3%	6,808	7,223	-5.7%
Argentina Exports (3)		1,353	2,009	-32.7%	6,777	10,065	-32.7%
USA Domestic Market		5,568	5,162	7.9%	17,439	17,007	2.5%
USA Exports (3)		603	525	14.8%	2,055	1,868	10.0%
Wine Operating Segment		89,087	89,920	-0.9%	313,603	325,980	-3.8%
New Business (4)		6,344	6,216	2.1%	20,602	25,086	-17.9%
Other Operating Segment		6,344	6,216	2.1%	20,602	25,086	-17.9%
Total Volume		95,431	96,136	-0.7%	334,205	351,066	-4.8%

Average Price (5) (per liter)		4Q17	4Q16	Chg (%)	12M17	12M16	Chg (%)
Export Markets (2)	(US$)	3.12	2.97	5.1%	3.08	2.99	3.1%
Chile Domestic Market - Wine	(Ch$)	1,289	1,125	14.6%	1,152	1,025	12.4%
Argentina Domestic Market	(US$)	2.38	2.15	10.8%	2.45	1.90	29.0%
Argentina Exports (3)	(US$)	3.56	3.19	11.6%	3.61	3.12	15.7%
USA Domestic Market - Wine	(US$)	5.82	5.56	4.8%	5.58	5.46	2.2%
USA Exports (3)	(US$)	4.51	4.39	2.5%	4.65	4.49	3.8%

(1) Includes bulk wine sales.

(2) Includes exports to third parties from Chile, and sales through the Company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico) from Chile, Argentina, and USA.

(3) Excludes sales through the Company’s distribution subsidiaries.

(4) Includes sales of beer and distributed products.

(5) Excludes bulk wine sales.

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1.1.	Wine Operating Segment

1.1.1.	Export Markets

Export sales from Chile and distribution subsidiaries totaled Ch$124,314 million, increasing 2.8% on a reported basis and 4.4% on a constant currency basis. This reflects higher average prices (+5.1% in US dollar terms) and higher sales volume (+3.7%).

Export sales in Chilean pesos terms recorded an increase of 32.3% in Asia, boosted by Japan (35.6%) and China (+52.0%). Europe grew 6.4%, driven by United Kingdom (+6.3%), Ireland (+89.1%), and Russia (106.2%). Nordics (Sweden, Norwey, and Finland) recorded increase of 5.3%. Exports declined in USA (-22.1%) and South America (-24.5%), respectively.

Regarding bottled volume, exports increased in Asia (+38.8%), Europe (+1.2%), and Africa and others (+1.0%). Export volume declined in South America (-22.1%), United States (-10.8%), Canada (-6.4%), and Central America and Caribbean (-4.6%).

Regarding the exchange rate effect, in the fourth quarter the average Chilean peso appreciated against the US dollar (5.2%), Brazilian Real (3.8%), Norwegian krone (2.3%), Mexican peso (0.6%), and Canadian dollar (0.2%). The Chilean peso depreciated against the Sterling pound (1.5%), Euro (3.9%), and Swedish krona (3.4%).

Sales volume of bottled wine, by Region

Export Markets

4Q17

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1.1.2.	Chile Domestic Market – Wine

Sales of bottled wine increased 7.9%, totaling Ch$19,905 million, driven by a higher average price of bottled wine (+14.6%). Sales increased in both, the Premium and Non-Premium segments. Bottled volume declined 5.9% mainly reflecting the contraction of Non-Premium wine as Premium volume showed a slightly growth.

In the quarter, Premium sales increased 10.4%, reflecting a 0.5% higher volume and a 9.8% higher average price. Non-Premium-wine sales increased 6.5% in value, resulting from a 14.1% higher average price, partly offset by a decrease of 6.6% in volume. This has resulted in a mix improvement, with the premium category increasing its share to 11.0% of the volume portfolio (+70bp), and 34.7% in value terms (+80bp).

The Chile Domestic Market- Wine segment recorded an increase of 4.9% in sales and a decline of 14.2% in volume given the effect of bulk wine sales, which declined 100% in the quarter.

1.1.3.	Argentina

Sales from the Argentine operation (excluding shipments to distribution subsidiaries) totaled Ch$5,253 million, down 19.6% on a reported basis. On a constant currency basis Argentina sales decreased 11.7%, on lower volume in a scenario of lower availability of wine and the Company’s strategy of exiting lower-end, less-profitable products.

In line with the company’s strategy and facing a scenario of higher wine costs due to challenging harvests, the company has increased prices and remains focused on more- profitable products. In the domestic market, average per-liter price was US$2.38, up 10.8% in US dollar, and up 41.4% in local currency. Exports price was US$3.56, up 11.6%.

1.1.4.	USA (Fetzer)

During the quarter, Fetzer’s sales (excluding shipments to distribution subsidiaries) totaled Ch$21,939 million, increasing 6.4% on a reported basis, and 11.6% on a constant currency basis.

Domestic market sales increased 7.9% in volume, which combined with higher prices led to an increase in sales of 11.5% in US dollar, and +6.0% in Chilean peso. Exports sales from the US increased 14.8% in volume, 17.7% in US dollar, and 11.9% in Chilean peso.

Our premium priority brands, Bonterra and 1000 Stories, increased 27.3% and 48.6% in volume, respectively.

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1.2.	Other Operating Segment

Other operating segment increased 14.0% in the quarter, primarily driven by higher revenues related to non-core, non-wine products and services. The New business segment, related to the distribution of spirits and beverages, increased 4.9%, led by premium beer (+10.4%).

2.	Other Income and Expense

Other income net of Other expense totaled Ch$4,484 million ,compared with Ch$5,004 million in 4Q16. This line comprises net sales related to the Real Estate Business ($1,961 million), which in 4Q17 recorded the divestment of a property in Punta Arenas, and 2.5 hectares of land in Casablanca. Also, in the context of the purchase of incremental ownership in Kross beer, in 4Q17 the Company recorded a gain of Ch$2.485 million from the revaluation of its previous investment in Kross. In the 4Q16, Other income includes the sale of the Paso Robles cellar in the USA.

3.	Cost of Sales

Cost of sales increased 2.0% to Ch$120,947 million, mainly led by a higher cost of wine in Chile, and partly offset by a positive exchange rate impact related to costs, which are denominated in US dollars. The cost of sales as a percentage of sales reached 63.7%, declining 100bp as compared to the same quarter in 2016, also reflecting operating efficiencies.

In the quarter, the Company recognized extraordinary costs of Ch$297 million related to the ongoing restructuring process1.

4.	Selling, General and Administrative Expenses (SG&A)

Selling, general and administrative expenses (distribution costs and administrative expenses) were Ch$51,004 million in the quarter, up 0.3% when compared to Ch$50,838 million in the previous year. As a percentage of sales, SG&A reached 26.9% in the quarter, 90bp below the figure of 4Q16.

Regarding the restructuring process in 4Q17 and 4Q16, the Company recognized extraordinary expenses (consultancy fees and severance payments) of Ch$1,425 million and Ch$660 million, respectively. Excluding these expenses, adjusted SG&A totaled Ch$49,579 million, a decrease of 1.2%. SG&A/sales was 26.1%, down 130 bp.1

5.	Operating Profit

Profit from operating activities increased 18.8% to Ch$22,371 million in the quarter, resulting from higher sales, mix improvement, and cost and expenses containment through operational efficiencies. These are encouraging results and reflect initial results from the restructuring program that the Company has carried out throughout the year 2017. In addition, these results show an improvement in the operating results of Chile  domestic market, with an operating profit increasing to 3.8% in 4Q17 from -2.7% in 4Q16, and the US subsidiary Fetzer, with an operating profit increasing to 5.2% in 4Q17 from 2.4% in 4Q16. In general, results show a higher contribution of the distribution subsidiaries that have increased prices and are focused on priority premium brands. The Operating margin was 11.8%, 150bp above the figure in 4Q16.

Excluding NRI, 4Q17 adjusted profit from operating activities reached Ch$21,608 million as compared to Ch$19,487 million in 4Q16, representing a 10.9% increase. Adjusted operating margin rose 70bp to 11.4% in 4Q17, from 10.6% in 4Q16.

1 In order to facilitate analysis, in page 14 an Adjusted Income Statement is provided. Adjustments comprise restructuring costs and expenses, revaluation of assets in the context of the purchase of incremental ownership in Kross beer, and extraordinary income in 2016 related to compensations (NRI).

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6.	EBITDA

EBITDA (profit from operating activities plus depreciation and amortization expenses) increased 7.7% to Ch$27,316 million, in comparison to Ch$25,374 million in 4Q16. EBITDA margin reached 14.4%, 50bp above the figure in 4Q16.

Excluding NRI, adjusted EBITDA reached Ch$29.038 million, increasing 11.5% from the adjusted figure of Ch$26.034 million in 4Q16. Adjusted EBITDA margin rose to 15.3% in 4Q17, from 14.2% in 4Q16 (+110 bp).

7.	Non-Operating Profit

The Non-operating profit was Ch$1,464 million, 40.9% above the figure in 4Q16. This is mainly explained by higher exchange differences of Ch$3,523 million in the quarter, as compared with $1,683 million in 4Q16. The company uses derivatives contracts as part of its hedging policy in order to mitigate the effects of currency fluctuations.

Net financial expenses totaled Ch$2,582 million in the quarter, increasing 2.0% in comparison to Ch$2,531 million registered in 4T16.

8.	Income Tax Expense

For the period, Income tax expense was Ch$3,861 million, as showing a decline from the figure of Ch$5,665 million in 2016. Lower tax expense reflects a one-off benefit of Ch$2,309 million arising from to the restatement of the company’s US net deferred tax liability following the enactment of the US Tax Reform (lowering corporate taxes from 35% to 25%).

9.	Profit and Earnings per Share (EPS)

Profit attributable to owners of parent increased 41.2%, totaling Ch$19,592 million. Net margin rose to 10.3% in 4Q17, from 7.6% in 4Q16 (+270 bp).

Before non-recurring items, adjusted profit attributable to owners of parent reached Ch$18,829 million, as compared to Ch$14,534 million in 4Q16, and representing a 29.6% increase. Adjusted net margin rose to 9.9% in 4Q17, from 7.9% in 4Q16 (+200 bp).

Based on 747,005,982 weighted average shares, Viña Concha y Toro’s earnings per share totaled Ch$26.23, above the Ch$18.57 per share recorded in the same period of the previous year.

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2017 Full-Year Results

1.	Revenue

Consolidated revenue totaled Ch$643,785 million in 2017, which was down 2.2% YoY on a reported basis, and up 1.2% on a constant currency basis. This mainly reflects lower sales volume in line with a new commercial strategy that seeks value growth and higher profitability in all business areas. Throughout the year, the Company has carried out across-the-board price increases with a higher focus on Premium category, and reduced promotional activities.

1.1.	Wine Operating Segment

1.1.1.	Export Markets

Export sales from Chile and distribution subsidiaries totaled Ch$418,303 million, declining 3.4% on a reported basis and increasing 0.8% on a constant currency basis. Higher average prices, measured in local currencies of our markets: +8.5% in sterling pound, +2.0% in US dollar, and +2.1% in euro were offset by lower volume and a negative exchange rate impact.

In the period, the average Chilean peso appreciated against the US dollar (4.2%), Sterling pound (10.0%), Euro (2.2%), Swedish krona (4.1%), Norwegian krone (2.6%), Canadian dollar (2.2%), and Mexican peso (0.6%). The Chilean peso depreciated only against one of our relevant foreign currencies, the Brazilian Real (4.3%).

Sales volume of bottled wine, by Region

Export Markets

12M17

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During the year, the Company carried out price adjustments across its markets, and deliberately exited unprofitable segments seeking a sustainable profitable growth for its entire sales portfolio. However, towards the end of the year the Asian markets showed important recovery (+38.8% in 4Q17), closing 2017 with an increase of +4.0% in bottled volume. Recovery was also seen in Canada (+0.5%), while volume decreased in South America (-4.5%), Africa and Others (-15.9%), Central America and Caribbean (-7.8%), USA (-8.0%), and Europe (-1.6%)..

1.1.2.	Chile Domestic Market - Wine

Domestic bottled wine sales increased 6.9% totaling Ch$75,696 million, driven by a higher average price (+12.4%). Sales increased in both, the Premium and Non-Premium segments. Bottled volume declined 4.9% mainly reflecting the contraction of Non-Premium wine as Premium volume remained growing.

In 2017, Premium-sales increased 11.6% in value, reflecting a 5.6% higher volume and a 5.7% higher average price. Non-Premium wine sales grew 5.0% in value, resulting from a 11.5% higher average price, partly offset by a decrease of 5.8% in volume. This has resulted in a mix improvement with the premium category increasing its share to 8.9% in volume terms (+90bp), and 30.4% in value terms (+130bp).

The reported Chile Domestic Market- Wine segment recorded an increase of 6.1% in sales and a decline of 7.1% in volume on the decline of 100% in bulk wine sales.

1.1.3.	Argentina

Sales from the Argentine operation (excluding shipments to distribution subsidiaries) totaled Ch$24,865 million, down 10.0% on a reported basis. On a constant currency basis Argentina sales decreased 4.0% on lower exports in the Non-Premium category, as the company has exited lower-end, less-profitable products in a scenario of lower availability of wine.

In line with the company’s strategy and facing a scenario of higher wine costs due to challenging harvests, the company has increased prices and remains focused on more- profitable products. In the domestic market, the average per-liter price was US$2.45, up 29.0% in USD, and up 53.5% in local currency. Exports price was US$3.56, up 11.6%.

1.1.4.	USA (Fetzer)

In the period, Fetzer’s sales (excluding shipments to distribution subsidiaries) totaled Ch$68,229 million, with an increase of 0.4% from the previous year, and of 4.5% on a constant currency basis.

Domestic market sales grew 2.5% in volume, grew 3.8% in US dollars, and declined 0.5% in Chilean pesos. Export sales increased 10.0% in volume, +14.1% in US dollars, and +9.9% in Chilean pesos. Our priority brands, Bonterra and 1000 Stories increased 15.0% and 34.4% in volume, respectively.

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1.2.	Other Operating Segment

Other operating segment decreased 3.2% in the period. This result mainly reflects the end of the distribution agreement of Monster energy drink, as of October 2016. Adjusting for Monster’s sales figure, sales increased 12.7% from the previous year, driven by dynamic categories of premium beer (+12.2%) and pisco (+8.8%).

2.	Other Income and Expense

Other income, net of Other expense totaled Ch$4,594 million, compared to Ch$6,595 million in 2016. In 2016, the line comprises the sale of the Paso Robles cellar in the US and compensations received, mainly for the early termination of the Monster distribution contract. In 2017, it comprises net sales from the Real Estate Business, and in the context of purchase of incremental ownership in Kross beer, it includes a gain of Ch$2.485 million from the revaluation of its previous investment in Kross. [2]

3.	Cost of Sales

Cost of sales decreased 0.1% to Ch$412,079 million, from Ch$412,382 million reported in the previous year. The cost of sales as a percentage of total sales reached 64.0%, up 140bp, mainly reflecting a higher cost of wine, following a lower harvested volume in Chile and Argentina. In the period, the Company recognized extraordinary costs of Ch$1,430 million related to the restructuring process. Excluding these costs, the adjusted Cost of sales totaled Ch$410,648 million, a decrease of 0.4%.2

4.	Selling, General and Administrative Expense

Selling, general and administrative expense (distribution costs and administrative expense) decreased 4.4% to Ch$174,387 million in the period, when compared to Ch$182,475 million in the prior year. As a percentage of sales, SG&A was 27.1%, 60bp below the figure of 2016 (27.7%).

In the period, the Company recognized extraordinary expenses of Ch$3.881 million related to the restructuring process. Excluding these expenses, adjusted SG&A totaled Ch$170,505 million, a decrease of 6.2% and SG&A/sales was 26.5%, down 110 basis points.2

5.	Operating Profit

Profit from operating activities decreased 11.8% to Ch$61,912 million in comparison to Ch$70,185 million in 2016, and operating margin was 9.6%, down 100bp. These reflect higher wine costs, negative exchange rate impact, and extraordinary costs that are part of the restructuring process in place. During the year the company carried out several initiatives together with a new commercial strategy aimed to increase the profitability of the business. In fact, in the fourth quarter the company observed an improvement in the operating margin, even in a context of higher wine cost and unfavorable exchange rate.

For analysis purposes, we also present adjusted results excluding NRI: i) in 2016, the Company received a non-recurring income of Ch$2,150 million, related mainly to the compensation for the anticipated ending of the Monster distribution agreement; and ii) in 2017 and 2016, restructuring costs and expenses totaled Ch$5,313 million and Ch$660 million, respectively. These are primarily related to severance payments and consultancy fees, and iii) in 2017, in the context of purchase of incremental ownership in Kross beer, the Company recorded a gain of Ch$2.485 million from revaluation of assets.

Excluding NRI, 12M17 adjusted profit from operating activities reached Ch$64,740 million as compared to Ch$68,696 million in 12M16, representing a decrease of 5.8%. Adjusted operating margin was 10.1% in 12M17, from 10.4% in 12M16.

2 In order to facilitate analysis, in page 14 an Adjusted Income Statement is provided. Adjustments comprise restructuring costs and expenses, revaluation of assets in the context of the purchase of incremental ownership in Kross beer, and extraordinary income in 2016 related to compensations (NRI).

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6.	EBITDA

EBITDA (Profit from operating activities plus Depreciation and Amortization expenses) declined 6.9% to Ch$86,267 million. EBITDA margin reached 13.4%, 70bp below the figure of 12M16.

Excluding NRI, adjusted EBITDA reached Ch$89,095 million, 2.3% below the adjusted figure of Ch$91,211 million in 12M16. Adjusted EBITDA margin was 13.8% ,in line with the 13.9% of 2016.

7.	Non-Operating Profit

The non-operating profit registered a profit of Ch$1,798 million, as compared to a loss of Ch$4,113 million in 2016. This is mainly explained by a positive exchange differences result of Ch$8,587 million. The company uses derivatives contracts as part of its hedging policy in order to mitigate the effects of currency fluctuations.

Net financial costs totaled Ch$9,415 million in 2017, increasing 0.9% in comparison to Ch$9,335 million registered in 2016.

8.	Income Tax

Income tax expense was Ch$13,720 million, below the figure of Ch$17,542 million in 2016. Lower tax expense reflects a one-off benefit of $2,309 million arising due to the restatement of the company’s US net deferred tax liability following the enactment of the US Tax Reform (lowering corporate taxes from 35% to 25%).

9.	Profit and Earnings per Share (EPS)

Profit attributable to owners of parent increased 3.4%, totaling Ch$49,575 million. Net margin was 7.7% in 12M17, 40bp above the figure in 12M16. Before NRI, adjusted profit attributable to owners of parent reached Ch$52,403 million, as compared to Ch$46,440 million, the adjusted figure in 12M16, and representing a 12.8% increase.

Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$66.36 per share, 3.4% below the Ch$64.16 per share registered during the previous year.

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Statement of Financial Position as of December 31, 2017

Assets

As of December 31st, 2017, Viña Concha y Toro’s assets totaled Ch$1,056,827 million, 4.0% above the figure as of December 31st, 2016.

Liabilities

As of December 31st, 2017, Net financial debt amounted to Ch$230,657 million, increasing Ch$38,799 million when compared to the figure as of December 31st, 2016.

Net Financial Debt is calculated as: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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About Viña Concha y Toro

Founded in 1883, Viña Concha y Toro is the leading Latin American wine maker, and a one of the world’s largest wine company. It holds around 11,000 hectares of vineyards in Chile, Argentina, and United States, and its wine portfolio includes iconic brands, such as Don Melchor and Almaviva, its flagship brand Casillero del Diablo, Trivento from Argentina, and Fetzer and Bonterra brands from California.

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. With respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There is a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

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Income Statement

(Ch$ thousand)	4Q17	4Q16	Chg (%)	12M17	12M16	Chg (%)
Revenue	189,836,863	183,200,394	3.6%	643,784,687	658,447,621	-2.2%
Cost of sales	(120,946,652)	(118,540,640)	2.0%	(412,079,217)	(412,381,871)	-0.1%
Gross profit	68,890,211	64,659,754	6.5%	231,705,470	246,065,750	-5.8%
Gross margin	36.3%	35.3%	100 bp	36.0%	37.4%	-140 bp

Other income	6,605,672	5,736,536	15.2%	7,631,410	8,661,903	-11.9%
Distribution costs	(45,653,104)	(46,389,072)	-1.6%	(143,276,955)	(150,913,076)	-5.1%
Administrative expense	(5,350,408)	(4,448,720)	20.3%	(31,110,407)	(31,562,168)	-1.4%
Other expense by function	(2,121,419)	(732,306)	189.7%	(3,037,270)	(2,067,273)	46.9%

Profit (loss) from operating activities	22,370,952	18,826,192	18.8%	61,912,248	70,185,136	-11.8%
Operating margin	11.8%	10.3%	150 bp	9.6%	10.7%	-100 bp

Financial income	31,358	338,822	-90.7%	570,531	970,651	-41.2%
Financial costs	(2,612,866)	(2,870,212)	-9.0%	(9,985,677)	(10,305,449)	-3.1%

Share of profit (loss) of associates and joint ventures accounted for using equity method	560,595	2,000,830	-72.0%	3,254,601	4,511,072	-27.9%

Exchange differences	3,523,265	1,682,564	109.4%	8,586,953	749,876	1045.1%
Adjustment units	(38,428)	(112,804)	-65.9%	(628,448)	(39,279)	1500.0%
Non-operating income	1,463,924	1,039,200	40.9%	1,797,960	(4,113,129)	-143.7%

Profit (loss) before tax	23,834,876	19,865,392	20.0%	63,710,208	66,072,007	-3.6%
Income tax expense continuing operations	(3,860,515)	(5,664,649)	-31.8%	(13,719,788)	(17,542,419)	-21.8%
Profit (loss)	19,974,361	14,200,743	40.7%	49,990,420	48,529,588	3.0%

Profit (loss) attributable to noncontrolling interests	382,262	327,041	16.9%	415,750	598,495	-30.5%
Profit (loss) attributable to owners of parent	19,592,099	13,873,702	41.2%	49,574,670	47,931,093	3.4%

Net margin	10.3%	7.6%	270 bp	7.7%	7.3%	40 bp

Depreciation expense	7,106,816	6,175,695	15.1%	23,245,867	21,396,547	8.6%
Amortization expense	322,966	371,804	-13.1%	1,108,762	1,119,655	-1.0%

EBITDA*	29,800,734	25,373,691	17.4%	86,266,877	92,701,338	-6.9%
EBITDA margin*	15.7%	13.9%	180 bp	13.4%	14.1%	-70 bp

* EBITDA = Profit (loss) from operating activities + Depreciation & Amortization expenses

13

4Q17 Adjusted Results3

	4Q17	4Q16		4Q17	4Q16
(Ch$ thousand)	Reported	Reported	Change %	Adjusted	Adjusted	Change %
Revenue	189,837	183,200	3.6%	189,837	183,200	3.6%
Cost of sales	(120,947)	(118,541)	2.0%	(120,650)	(118,541)	1.8%
Gross profit	68,890	64,660	6.5%	69,187	64,660	7.0%
Gross margin	36.3%	35.3%	100 bp	36.4%	35.3%	120 bp

SG&A*	(51,004)	(50,838)	0.3%	(49,579)	(50,177)	-1.2%
Other op. income, expense	4,484	5,004	-10.4%	1,999	5,004	-60.0%
Profit (loss) from operating activities	22,371	18,826	18.8%	21,608	19,487	10.9%
Operating margin	11.8%	10.3%	150 bp	11.4%	10.6%	70 bp

Non-operating income	1,464	1,039	40.9%	1,464	1,039	40.9%
Profit (loss) before tax	23,835	19,865	20.0%	23,072	20,526	12.4%

Income tax expense continuing operations	(3,861)	(5,665)	-31.8%	(3,861)	(5,665)	-31.8%

Profit (loss) attributable to noncontrolling interests	382	327	16.9%	382	327	16.9%

Profit (loss) attributable to owners of parent	19,592	13,874	41.2%	18,829	14,534	29.6%

Net margin	10.3%	7.6%	270 bp	9.9%	7.9%	200 bp

EBITDA**	29,801	25,374	17.4%	29,038	26,034	11.5%
EBITDA margin	15.7%	13.9%	180 bp	15.3%	14.2%	110 bp

3 Adjusted results are presented with the purpose of facilitating comparison, excluding non-recurring items, such as compensations received, restructuring costs and expenses, and gain from revaluation of assets.

14

12M17 Adjusted Results3

	12M17	12M16		12M17	12M16
(Ch$ million)	Reported	Reported	Change %	Adjusted	Adjusted	Change %
Revenue	643,785	658,448	-2.2%	643,785	658,448	-2.2%
Cost of sales	(412,079)	(412,382)	-0.1%	(410,648)	(412,382)	-0.4%
Gross profit	231,705	246,066	-5.8%	233,136	246,066	-5.3%
Gross margin	36.0%	37.4%	-140 bp	36.2%	37.4%	-120 bp

SG&A*	(174,387)	(182,475)	-4.4%	(170,505)	(181,815)	-6.2%
Other op. income, expense	4,594	6,595	-30.3%	2,109	4,445	-52.5%
Profit (loss) from operating activities	61,912	70,185	-11.8%	64,740	68,695	-5.8%
Operating margin	9.6%	10.7%	-100 bp	10.1%	10.4%	-40 bp

Non-operating income	1,798	(4,113)	-143.7%	1,798	(4,113)	-143.7%
Profit (loss) before tax	63,710	66,072	-3.6%	66,538	64,581	3.0%

Income tax expense continuing operations	(13,720)	(17,542)	-21.8%	(13,720)	(17,542)	-21.8%

Profit (loss) attributable to noncontrolling interests	416	598	-30.5%	416	598	-30.5%
Profit (loss) attributable to owners of parent	49,575	47,931	3.4%	52,403	46,440	12.8%
Net margin	7.7%	7.3%	40 bp	8.1%	7.1%	110 bp

EBITDA**	86,267	92,701	-6.9%	89,095	91,211	-2.3%
EBITDA margin	13.4%	14.1%	-70 bp	13.8%	13.9%	0 bp

* SG&A = Distribution costs + Administration expense

** EBITDA= Profit from operating activities + Depreciation + Amortization

15

Statement of Financial Position

(Ch$ thousand)	Dec. 31, 2017	Dec. 31, 2016	Change (%)

Assets

Cash and cash equivalents	31,162,346	47,213,517	-34.0%
Inventories	235,733,091	230,289,756	2.4%
Trade and other current receivables	198,802,120	193,287,401	2.9%
Current biological assets	18,949,252	19,186,291	-1.2%
Other current assets	47,260,579	30,492,222	55.0%
Current assets	531,907,388	520,469,187	2.2%

Property, plant and equipment	381,736,948	361,938,676	5.5%
Inv. accounted for using equity method	21,819,709	23,433,439	-6.9%
Other non current assets	121,362,542	109,997,284	10.3%
Noncurrent assets	524,919,199	495,369,399	6.0%

Assets	1,056,826,587	1,015,838,586	4.0%

Liabilities

Other current financial liabilities	140,452,483	101,999,046	37.7%
Other current liabilities	180,239,657	192,870,916	-6.5%
Current liabilities	320,692,140	294,869,962	8.8%

Other noncurrent financial liabilities	127,810,125	148,992,036	-14.2%
Other noncurrent liabilities	57,091,086	54,269,968	5.2%
Noncurrent liabilities	184,901,211	203,262,004	-9.0%

Liabilities	505,593,351	498,131,966	1.5%

Equity

Issued capital	84,178,790	84,178,790	0.0%
Retained earnings	455,924,169	426,521,298	6.9%
Other reserves	8,263,848	5,509,389	50.0%
Equity attributable to owners of parent	548,366,807	516,209,477	6.2%
Non-controlling interests	2,866,429	1,497,143	91.5%
Equity	551,233,236	517,706,620	6.5%
Equity and liabilities	1,056,826,587	1,015,838,586	4.0%
16